FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period July 5, 2005

SANPAOLO IMI S.p.A.

(Exact name of registrant as specified in its charter)

Piazza San Carlo 156

10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ James Ball
Name: James Ball

Title:

Head of International Strategy, London Branch

Date: July 5, 2005

SANPAOLO IMI

PRESS RELEASE

The Board of Directors approved the reorganization of the Group’s activities

•                  The Group will be structured in three Business Areas:  Banking, Savings and pensions and Asset Management.

•                  Model of a Territorial Multi-specialist Bank has been confirmed.

•                  Giovanni Viani will lead the Private and Retail Area.

•                  A Management Committee, a consultative body which will be responsible for working out development projects and suggesting strategic options, has been set up.

•                  Savings and Pensions will be a common corporate structure bringing together the shareholdings in Assicurazioni Internazionali di Previdenza and Banca Fideuram.

Turin, 5 July 2005 – The Board of Directors of SANPAOLO IMI, meeting today, has approved the reorganisation of the Group’s activities which will be structured in three Business Areas, with necessary operating autonomy, Banking, Savings and pensions and Asset Management. The new model responds to the double need to provide appropriate instruments for the development of the business of the Group and, contemporaneously, fulfils the need for a single governance, aimed at greater homogeneity and management synergy.  The Groups’ governance, support and control, and the three Business Areas report to the Managing Director.  The central functions of the Group are organised as follows:

•                  Audit, headed by Aldo Gallo

•                  General and Legal Affairs, headed by Piero Luongo

•                  Shareholding investments, headed by Bruno Mazzola

•                  Resources, headed by Maurizio Montagnese

•                  Consolidated Financial Reporting, headed by Bruno Picca

•                  Group management control, headed by Lucia Ariano

•                  Planning, headed by Giorgio Spriano

•                  External relations, headed by Filippo Vecchio.

Banking, reporting to the General Manager, confirms the model of a Territorial Multi-specialist Bank, consistent with the global and local vocation of the Group, developed thanks to the network of more than 3,200 branches. The relationship between local managers and General Management, as between the corporate centre and the Bank Networks, is within this context being reinforced.

To fulfil this the Board has approved:

•                  The restructuring of Private and Retail, headed by Giovanni Viani, whose current mission is confirmed;

•                  the establishment of Direzione crediti (Lending), headed by Roberto Firpo, with the mission to develop and manage the Group’s credit policies, as well as monitoring and coordinating doubtful loans in a single Group position, as well as to maintain high credit quality;

•                  the reorganisation of the Direzione Imprese (Corporate), headed by Sebastiano Strumia, with the mission of managing corporate customers, defining commercial development policies and pricing for the entire sector, guaranteeing development and unified management of the product catalogue;

•                  the establishment of the Direzione Estero (Foreign), headed by Giuseppe Cuccurese, with the mission of managing the Group’s international activities, defining its development plans; together with the Direzione Imprese, it will provide appropriate support to Italian companies operating abroad; Sanpaolo Imi Internazionale with its subsidiaries will report to it;

•                  the establishment of the Direzione Grandi Gruppi (Large Groups), headed by Eugenio Rossetti, with the mission of managing business with large companies and financial companies, thanks to specialised teams;

•                  the establishment of the Direzione Coordinamento Distributivo (Distribution Coordination), headed by Carlo Ricordi, which will guarantee the coordination of the Areas/Bank Networks, as the reference point with upper decision-making and ensuring the monitoring of results and territorial development planning.

The General Manager will have a Management Committee, a consultative body which will be responsible for working out development projects, suggesting strategic options and sharing the Commercial Bank’s operating lines, consistent with the budget and three-year plan. In line with the Group’s decision to develop a Multi-specialist Bank model based on Territories, the Directors of the six most important geographical areas will also be part of this Committee:

•                  Turin, with responsibility for Piedmont, headed by Marina Tabacco

•                  Milan, headed by Luciano Nebbia

•                  Lazio-Sardegna, headed by B. Rapone

•                  Sanpaolo Banco di Napoli, with General Manager Antonio Nucci

•                  Cassa di risparmio di Padova e Rovigo, with General Manager Rinaldo Panzarini

•                  Cassa di risparmio in Bologna, with General Manager Lucia Candida

These areas will also share responsibility with the Central Structures projects with the respective territorial vocations about:

•                  Private, affluent, managed savings, pensions: Turin

•                  Mid corporate: Milan

•                  Construction, property: Rome

•                  Development finance: Naples

•                  Mass market: Padua

•                  Small business: Bologna

The following will also report to the General Manager:

•                  Banca IMI, with Managing director Carlo Corradini

•                  Public Bodies and Companies, headed by Carla Ferrari, including Banca OPI

•                  Finance and Administrazion (CFO), headed by Bruno Picca

•                  Personnel and Organisation, headed by Maurizio Montagnese

•                  IT (Macchina Operativa Integrata), headed by Pier Luigi Curcuruto

•                  Risk Management, headed by Davide Alfonsi

For “Savings and Pensions”, headed by Mario Greco, the Board of Directors approved a development project, with the aim of satisfying the emerging needs of customers for advice in protecting savings and personal pensions in the most efficient manner.

As first step of that project the Board of Directors approved the creation of a common corporate structure bringing together the shareholdings in Assicurazioni Internazionali di Previdenza, with managing director Mario Greco, and Banca Fideuram, with managing director Massimo Arrighi. The new company will have as Chairman Luigi Maranzana, Vice-President Piero Luongo, Managing Director Mario Greco, Director Bruno Mazzola.

INVESTOR RELATIONS

investor.relations@sanpaoloimi.com -Telefax +39 011 5552989

www.grupposanpaoloimi.com

Dean Quinn (+39 011 5552593)

SANPAOLO IMI

RELAZIONI ESTERNE		INVESTOR RELATIONS
Filippo Vecchio		Dean Quinn
Torino	011/555.7747 - Telefax 011/555.6489	Tel. 011/5552593
Bologna	051/6454411	Telefax 011/5552989
Napoli	081/7913419	e-mail investor.relations@sanpaoloimi.com
e-mail: infomedia@sanpaoloimi.com
(www.grupposanpaoloimi.com)